Exhibit 12.1

SunGard Capital Corp.

SunGard Capital Corp. II

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended March 31,
	2011	2012
Fixed charges
Interest expense	$127	$110
Amortization of debt issuance costs and debt discount	10	12
Portion of rental expense representative of interest	19	18

Total fixed charges	$156	$140

Earnings
Income (loss) from continuing operations before income taxes	$(89)	$(84)

Fixed charges per above	156	140

Total earnings	$67	$56

Ratio of earnings to fixed charges	*	*

*	Earnings for the three months ended March 31, 2011 and 2012 were inadequate to cover fixed charges by $89 million and $84 million, respectively.